Filed Pursuant to Rule 433
Registration No. 333-233403-02

Entergy Texas, Inc.
$175,000,000
First Mortgage Bonds,
3.55% Series due September 30, 2049
Final Terms and Conditions
March 5, 2020

Issuer:	Entergy Texas, Inc.
Security Type:	First Mortgage Bonds (SEC Registered)
Expected Ratings(1):	Baa1 (positive outlook) by Moody’s Investors Service A (stable outlook) by S&P Global Ratings
Trade Date:	March 5, 2020
Settlement Date (T+3)(2):	March 10, 2020
Principal Amount:	$175,000,000, which will be part of the same series of First Mortgage Bonds issued on September 20, 2019
Interest Rate:	3.55%
Interest Payment Dates:	March 30 and September 30 of each year
First Interest Payment Date:	March 30, 2020
Final Maturity Date:	September 30, 2049
Qualified Reopening:	This offering of First Mortgage Bonds is expected to qualify as a “qualified reopening” of the First Mortgage Bonds issued on September 20, 2019 under U.S. Treasury regulations
Optional Redemption Terms:	Make-whole call at any time prior to March 30, 2049 at a discount rate of Treasury plus 20 bps and, thereafter, at par
Benchmark Treasury:	2.375% due November 15, 2049
Benchmark Treasury Price:	119-18+
Benchmark Treasury Yield:	1.550%
Spread to Benchmark Treasury:	+137.5 bps
Re-offer Yield:	2.925%
Price to Public:	112.176% of the principal amount (plus accrued interest from and including September 20, 2019 to and excluding the Settlement Date (such accrued interest totaling $2,933,680.56))
Net Proceeds Before Expenses:	$194,776,750 (exclusive of accrued interest from and including September 20, 2019 and excluding the Settlement Date (such accrued interest totaling $2,933,680.56))
CUSIP / ISIN:	29365T AJ3 / US29365TAJ34
Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.
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(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2)
It is expected that delivery of the bonds will be made on or about March 10, 2020, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, (ii) Mizuho Securities USA LLC toll-free at 1-866-271-7403 or (iii) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.